

**U.S. Security and Exchange Commission**
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 2045
USA




06013312

Paris, April 24, 2006

**File n° 82 – 3668**
**Valeo A.D.R.'s**

**SUPPL**

Dear Sirs,

Please find enclosed our latest release dated April 20, 2006 concerning our Q1-2006 Results.

Yours faithfully,

**Rémy Dumoulin**
Investor Relations Director



Encl. 1

**VALEO** - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
**www.valeo.com**



Communiqué de presse
Press release

06.08

# First quarter 2006 results

- **Sales up 15.4%**
- **Raw material costs continue to rise**
- **Operating income resists well**

**PARIS, France, 20 April 2006 -** Following today's meeting of its Board of Directors, Valeo presented its consolidated accounts for the first quarter 2006.

| In millions of euros | 1 January - 31 March (non audited) | | |
|---|---|---|---|
| | **2006** | **2005** | **change** |
| **Total operating revenues** | **2,704** | 2,344 | +15.4% |
| **Gross margin** | **423** | 377 | +12.2% |
| *% of sales* | ***15.8%*** | *16.2%* | *-0.4 pt* |
| **Operating margin*** | **90** | 72 | +25.0% |
| *% of total revenues* | **3.3%** | 3.1% | *+0.2 pt* |
| **Operating income** | **59** | 59** | 0.0% |
| *% of total revenues* | ***2.2%*** | *2.5%* | *-0.3 pt* |
| **Income before tax** | **35** | 36 | -2.8% |
| *% of total revenues* | **1.3%** | 1.5% | *-0.2 pt* |
| **Net income (attributable to shareholders)** | **23** | 25 | -8.0% |
| *% of total revenues* | ***0.9%*** | *1.1%* | *-0.2 pt* |
| **Net earnings per share (in euros)** | **0.30** | 0.30 | *0.0%* |

** operating income before other income and expenses*
*** the amount published in the results for the first quarter 2005 (€55 million) has been restated to account for a provision reclassified as "other financial income and expenses"*

*Valeo registered organic sales growth of 5% during the quarter, demonstrating an increase in the average content per vehicle, in line with its objectives. Its robust business activity combined with rigorous cost management is reflected in the level of the operating margin, which rose by 0.2 points despite a negative raw materials impact of 0.6 points.*



*First quarter 2006 Group results*

In the first quarter 2006, Valeo's **total operating revenues** were €2,704 million, up 15.4% versus the first quarter 2005. Excluding the impact of exchange rates (+3.4%), growth was 12%, broken down into 5% internal growth and 7% external growth. The Group estimates that, over the same period, the reference automotive production[1] increased by 1.7%. Strong growth in Germany, Central Europe and Asia more than offset stagnating sales in France.

The **gross margin** for the quarter rose by 12.2% to €423 million (15.8% of sales), versus €377 million (16.2% of sales) in 2005. The gross negative impact of the rise in raw material prices was 0.9 margin points. The net negative impact, taking into account corrective measures, amounted to 0.6 margin points.

The **operating margin** increased by 25%, to €90 million (3.3% of total operating revenues) compared to €72 million (3.1%) for the first quarter 2005. R&D expenses and Selling & Administrative expenses as a percentage of total operating revenues fell by 0.2 points and 0.5 points, respectively, thanks to sustained business activity and rigorous management.

The Group's **operating income** amounted to €59 million (2.2% of total operating revenues), unchanged versus the first quarter 2005 (2.5% of total operating revenues). Committed to its strategy of continuously improving productivity, the Group registered charges for future restructuring, bringing the total of other net expenses to €31 million, compared to €13 million for the same period in 2005.

**Income before tax** was down 2.8% to €35 million, due to the rise in financial expenses relating to the acquisitions and share buyback program implemented in the first half of 2005.

**Net income (attributable to shareholders)** for the period amounted to €23 million, compared to €25 million for the first quarter 2005.

**Net earnings per share** were stable at €0.30.

At 31 March 2006, Valeo's **net debt** stood at €1,072 million, compared to €1,080 million at year-end 2005. The debt-to-equity ratio was 59%, down 3 points compared to 31 December 2005.

*Highlights of the quarter*

- Valeo received Toyota Motor Europe's two Superior Awards for Quality;
- The StARS micro-hybrid system won a 2006 PACE Award in the European Products category;
- The Group announced the disposal of Logitec, a logistics subsidiary in Japan.

---

[1] Evolution of light vehicle production in Europe, North America, South America and Asia as estimated by JD Power and weighted by the share of each of these regions in the Group's consolidated sales.



***Outlook for the second quarter***

The Group anticipates a slowdown in automotive production in Europe and North America due mainly to an unfavorable calendar.

*Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 134 plants, 68 R&D centers and nine distribution centers and employs 72,000 people in 27 countries.*

**For further information, please contact:**
Bruno-Roland Bernard, Vice-President, Group Communications, Tel: +33 (0)1 40 55 37 86
Rémy Dumoulin, Investor Relations Director, Tel: +33 (0)1 40 55 29 30

For more information on the Group and its business sectors, please visit the website: www.valeo.com.